SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                  EDUVERSE.COM
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    281649103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                        (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


------------------------                      --------------------------
CUSIP No.   281649103                              Page 2  of 7    Pages
-------------------------                     --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           Syncro-Data Systems, Ltd.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: n/a
--------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------
4       SOURCE OF FUNDS                     CASH
--------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

--------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Canada
--------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   2,000,000 Shares of Common Stock
        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH          ------------------------------------------------
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    2,000,000 Shares of Common Stock
                         ------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 Shares of Common Stock
--------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
--------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.33%
--------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   CO
-------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Syncro-Data Systems, Ltd., a corporation organized under the laws of Canada ("Syncro-Data"), and Daniel J. Brimm, the controlling shareholder of Syncro-Data ("Brimm") as the reporting persons hereunder, relative to the acquisition by Syncro-Data of certain shares of common stock of Eduverse.Com. Neither Syncro-Data nor Brimm have made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Eduverse.Com ("Eduverse"). Eduverse maintains its principal executive offices at 70 East 2nd Avenue, Vancouver, British Columbia, Canada V5T 1B1.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Syncro-Data Systems, Ltd., a corporation organized under the laws of Canada, and its controlling shareholder, Daniel J. Brimm, an individual and citizen of Canada. The business address of Snycro-Data is 2621 Uplands Court, Coquitlam, British Columbia, Canada V3E 2N9. The business address of Brimm is 2621 Uplands Court, Coquitlam, British Columbia, Canada V3E 2N9.

     Pursuant to General Instruction C of Schedule 13D, the executive officers and directors and the person controlling Syncro-Data Systems, Ltd. (the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Person, are as follows:

--------------------------------------------------------------------------------
        Name                                  Business Address
--------------------------------------------------------------------------------

Syncro-Data Systems, Ltd.                       2621 Uplands Court
                                                Coquitlam, British Columbia
                                                Canada V3E 2N9

Daniel J. Brimm                                 2621 Uplands Court
                                                Coquitlam, British Columbia
                                                Canada V3E 2N9
--------------------------------------------------------------------------------

     Syncro-Data and Brimm have the sole right to control the disposition of and vote the Eduverse securities acquired.

     During the last five (5) years, none of the Instruction C Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On approximately April 26, 2001, pursuant to a private transaction not involving a public sale, Vaughn Barbon, an individual and resident of Canada ("Barbon") sold 2,000,000 shares of restricted Common Stock to Syncro-Data at a price of $0.01 per share for an aggregate consideration of approximately $20,000. On April 26, 2001, Barbon held of record 3,018,953 shares of restricted Common Stock. The 2,000,000 shares of Common Stock acquired by Syncro-Data are restricted securities. Syncro-Data executed a document in which it acknowledged that the securities had not been registered under the Securities Act of 1933, as amended, that it understood the economic risk of an investment in the securities, and that it had the opportunity to ask questions of and receive answers from management of Eduverse.Com concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the sale and purchase of the securities.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of providing Syncro-Data with an equity position relating to the proposed sale and purchase by Syncro-Data of substantially all of the assets of Eduverse, which has been reported in an 8-K report filed on approximately March 20, 2001.

     Pursuant to the instructions for items (a) through (j) of Item 4, Syncro-Data has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Syncro-Data has acquired 2,000,000 shares of restricted common stock of Eduverse. Brimm is the controlling shareholder of Syncro-Data. Syncro-Data and Brimm may consider the acquisition of additional securities of Eduverse, the issuer, but have no present plans or proposals to do so.

     (b) Neither Syncro-Data nor Brimm have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Eduverse or to enter into extraordinary corporate transactions.

     (c) Syncro-Data does have present plans or proposals to cause a sale or transfer of a material amount of assets of Eduverse described as follows:

               The board of directors of Eduverse, at a special meeting held on March 2, 2001, unanimously approved a share purchase agreement dated March 2, 2001 (the "Share Purchase Agreement") between Eduverse and Syncro-Data Systems, Ltd. (the "Proposed Transaction"), and directed that the Share Purchase Agreement be submitted to shareholders of Eduverse for their approval. The Proposed Transaction will be consummated pursuant to the terms of the Share Purchase Agreement subject to fulfillment of certain conditions, including the shareholder approval requirement. The Share Purchase Agreement provides for the sale by Eduverse to Syncro-Data of all of the issued and outstanding shares of common stock of Eduverse Dot Com, Inc., Eduverse's wholly-owned subsidiary (the "Subsidiary"), held by Eduverse. The Share Purchase Agreement further provides that (i) Syncro-Data has paid the ongoing expenses of the Subsidiary to date in the approximate amount of $50,000; (ii) Syncro-Data has agreed to recognize certain liabilities of the Subsidiary; and (iii) the Subsidiary will retain all of its right, title and interest in and to certain intellectual property rights and other property, including accounts receivable, contract revenue and outstanding cash in the approximate amount of $900.00. Eduverse and Syncro-Data have agreed to close the Proposed Transaction at the earlier of June 30, 2001 or after the special meeting of shareholders, to be held June 1, 200l, where such approval is required to authorize and complete the Proposed Transaction.

               Based upon review of a wide variety of factors considered in connection with its evaluation of the sale of assets, the board of directors of Eduverse believe that the sale of substantially all of the assets of Eduverse, through consummation of the Share Purchase Agreement, would be fair to and in the best interests of Eduverse and its shareholders. On June 1, 2001, pursuant to a special shareholder meeting, shareholders of Eduverse will be asked to approve the sale of substantially all of the assets of Eduverse to Syncro-Data pursuant to the terms and conditions of the Share Purchase Agreement.

               Eduverse has prepared a preliminary proxy statement in accordance with the rules and regulations of the Exchange Act of 1934, as amended, and has filed the preliminary proxy statement with the Securities and Exchange Commission for subsequent distribution to its shareholders. Fifty-two percent of the issued and outstanding shares of common stock entitled to vote, represented in person or by proxy, is required for a quorum at the special meeting. The affirmative vote of shareholders holding a majority of the shares of common stock present, or represented, at the special meeting is required to approve the Share Purchase Agreement.

     (d) Syncro-Data and Brimm plan to exercise the voting rights associated with ownership of shares of common stock of Eduverse.

     (e) Neither Syncro-Data nor Brimm have any present plans or proposals to cause a material change in the capitalization of Eduverse.

     (f) Except as described above in subparagraph (c), neither Snycro-Data nor Brimm have any further plans or proposals to make any other material change to the business or corporate structure of Eduverse.

     (g) Neither Syncro-Data nor Brimm have any present plans or proposals to change Eduverse's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Eduverse by any person.

     (h) Neither Syncro-Data nor Brimm have any present plans or proposals to cause Eduverse's common stock from not being quoted on the OTC Bulletin Board.

     (i) Neither Syncro-Data nor Brimm have any present plans or proposal relating to a class of securities of Eduverse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither Syncro-Data nor Brimm have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above, except as disclosed.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on May 2, 2001, Synro-Data beneficially owned 2,000,000 shares (or approximately 5.33% of the outstanding shares) of Eduverse's common stock as follows:

              Holder                             Number of Shares
              ------                             ----------------

              Syncro-Data Systems, Ltd.              2,000,000

              Total                                  2,000,000

     (b) No Instruction C Person owns any other shares of common or preferred stock of Eduverse. Brimm has sole power to vote or to direct the voting of the 2,000,000 shares of common stock of Eduverse held by Syncro-Data.

     (c) As of May 2, 2001, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Eduverse equity securities had been engaged in by Syncro-Data, or by any associates of said party, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Syncro-Data has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 11, 2001                         Syncro-Data Systems, Ltd.
---------------------

                                           By: /s/  Daniel J. Brimm
                                               ---------------------------------
                                                    Daniel J. Brimm, President